Exhibit 99.1

Nevada Geothermal Power Updates Status of US$145 Million Senior Secured Credit Facilities for the Construction of 49.5 MW Blue Mountain Geothermal Power Plant

VANCOUVER, B.C. (July 3, 2008) -- Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today updated the status of the US$145 Million Senior Secured Credit Facilities for the construction of the 49.5 MW Blue Mountain Faulkner I project in Nevada. The loan facility has been increased to US$145 million from US$140 million to provide contingency funds for the construction of NGP’s geothermal power project in Nevada.

The banking syndicate led by Morgan Stanley and Glitnir Capital Corp continue with their due diligence and documentation for the loan, which is expected to close over the next several weeks. NGP continues to work with Ormat Technologies to maintain project timelines and terms.

Blue Mountain, located 30 kilometers (20 miles) west of the town of Winnemucca, Nevada.  Phase 1 at Blue Mountain is expected to commence power generation in late 2009.

About Nevada Geothermal Power Inc.:  Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

###

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Tracy Weslosky or Fred Cowans

Managing Partners

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.